UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
7720 NORTH DOBSON ROAD
SCOTTSDALE, ARIZONA 85256
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 — Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
Medicis Pharmaceutical Corporation 401(k) Plan
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Medicis Pharmaceutical Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
June 26, 2009

Medicis Pharmaceutical Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value	$21,683,361	$26,268,671
Employer contributions receivable	1,623,965	1,167,643
Participant contributions receivable	86,336	64,134
Interest and dividend receivable	6,831	2,337

Net assets reflecting investments at fair value	23,400,493	27,502,785
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	104,420	(3,499)

Net assets available for benefits	$23,504,913	$27,499,286

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions (deductions)
Net investment (loss) income:
Interest and dividend income	$205,918
Net realized and unrealized depreciation in fair value of investments	(10,330,512)

Net investment (loss) income	(10,124,594)

Contributions:
Employee contributions	4,191,197
Rollover contributions	377,246
Employer contributions	2,896,803

Total contributions	7,465,246

Benefits paid directly to participants	(2,179,528)
Administrative expenses	(11,881)
Transfer due to plan merger (note 8)	856,384

Net decrease	(3,994,373)
Net assets available for benefits:
Beginning of year	27,499,286

End of year	$23,504,913

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete 1,000 hours of service in order to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants may make pre-tax contributions up to 100% of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.
The Plan Sponsor makes matching contributions in amounts equal to 50% of the first 6% of the participant’s contributions. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $1,282,954 and matching contributions totaled $1,613,849 during 2008. The profit sharing contribution is provided to all eligible participants based on a percentage of their eligible compensation for the year.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the vested balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after two full years of service and vests 60% after three years and 100% after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall be no greater than five years.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or will be used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $114,210 in 2008 and the Plan did not use forfeitures to pay Plan expenses. At December 31, 2008 and 2007, unallocated forfeitures totaled $117,045 and $80,106, respectively.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire balance is distributed to the participant.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.
Administrative Expenses
The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Investments Valuation
All Plan investments are held by The Charles Schwab Trust Company (Charles Schwab or the Trustee). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in Common Collective trust funds are stated at the net asset value of units held by the Plan at year-end based on estimated fair values of the underlying marketable securities and discounted cash flows for underlying fully benefit-responsive investment contracts. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.
The Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The realized gain or loss on investments is included with unrealized appreciation or depreciation in the stated fair value of investments.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2008	2007

Investment Co of America R5	$2,782,107	*
Schwab Managed Retirement 2030 Cl II	2,506,590	*
Schwab Stable Value Instl	2,150,867	*
Schwab Managed Retirement 2020 Cl II	1,467,797	*
Goldman Sachs Mid Cap Value Instl	1,400,507	*
PIMCO Total Return Fund Cl A	1,253,745	*
Brandywine Blue Fund	1,249,592	$1,674,269
Medicis Pharmaceutical Corporation Class A Common Stock	1,235,488	1,729,316
William Blair International Growth Fund I	1,232,893	*
Thornburg International Value I	1,182,392	1,849,461
American Fund Investment Co Amer R4	*	4,116,181
Schwab Managed Retirement 2030	*	3,052,706
William Blair International Growth Fund N	*	2,496,717
Goldman Sachs Mid Cap Value A	*	2,064,042
Schwab Managed Retirement 2020	*	1,635,143
UBS U.S. Small Cap Growth Cl Y	*	1,514,338

*	Investment balance represents less than 5% of net assets for indicated year.
During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(7,348,632)
Common collective trust funds	(2,101,203)
Common stock	(880,677)

Total	$(10,330,512)

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Medicis Pharmaceutical Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.
Money market: Valued at amortized cost, which approximates market value.
Self-direct brokerage account: Consists of mutual and money market funds valued using the methodologies described previously.
Common collective trust funds: Valued at the net asset value per share/unit reported at the close of every business day.
Participant loans: Valued at amortized cost, which approximate fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$11,864,015	$—	$—	$11,864,015
Medicis Pharmaceutical Corporation common stock	1,235,488	—	—	1,235,488
Self-direct brokerage account	884,598	—	—	884,598
Money market	—	165	—	165
Common collective trust funds	—	7,411,835	—	7,411,835
Participant loans	—	—	287,260	287,260

Total assets at fair value	$13,984,101	$7,412,000	$287,260	$21,683,361

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$238,267
Purchase, sales, issuances and settlements (net)	48,993

Balance, end of year	$287,260

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status.
6. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$23,504,913	$27,499,286
Investment contract valuation — adjustment from contract value to fair value	(104,420)	3,499

Net assets available for benefits per Form 5500	$23,400,493	$27,502,785

8. Transfer Due to Plan Merger
On November 7, 2008, assets in the amount of $856,384 related to participants’ accounts of the employees of LipoSonix Inc., previously held in another plan, were transferred to the Plan.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 52-1574808       PN: 001
December 31, 2008

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
Similar Party	Shares or Maturity Value	Cost	Value

Mutual funds:
American Beacon Lgcp Val Instl	Registered Investment Company	**	$239,662
Brandywine Blue Fund	Registered Investment Company	**	1,249,592
Cohen & Steers Institutional Global Realty	Registered Investment Company	**	596,150
Goldman Sachs Mid Cap Value Instl	Registered Investment Company	**	1,400,507
Investment Co of America R5	Registered Investment Company	**	2,782,107
MFS Value Fund Class A	Registered Investment Company	**	893,133
PIMCO Total Return Fund Cl A	Registered Investment Company	**	1,253,745
Thornburg International Value I	Registered Investment Company	**	1,182,392
Vanguard Mid Cap Growth Idx Inv	Registered Investment Company	**	1,033,834
William Blair International Growth Fund	Registered Investment Company	**	1,232,893
Allianz NACM Pacific Rim Fund Cl D	Registered Investment Company	**	5,450
Amana Growth Fund	Registered Investment Company	**	13,120
Amcent: Benham International Bond	Registered Investment Company	**	22,738
American Century Short Term Govt FD	Registered Investment Company	**	30,356
American Centy Invt TR	Registered Investment Company	**	8,024
Brandywine Advisors Fund	Registered Investment Company	**	12,254
CGM Focus Fund	Registered Investment Company	**	14,300
DFA Five-year Globalfixed Inc. Port	Registered Investment Company	**	1,778
DFA International Core Equity Portfolio	Registered Investment Company	**	3,171
DFA Real-estate Securities Portfolio	Registered Investment Company	**	20,197
DFA US Large Cap Value Portfolio	Registered Investment Company	**	2,968
DFA US Large Company Portfolio	Registered Investment Company	**	14,090
DFA US Micro Cap Port	Registered Investment Company	**	3,534
DFA US Small Cap Value Portfolio	Registered Investment Company	**	4,443
DFA US Targeted Value Portfolio CL I	Registered Investment Company	**	22,509
Dodge & Cox Income FD	Registered Investment Company	**	20,528
Dodge & Cox Stk FD	Registered Investment Company	**	9,175
FBR Small Cap Financial FD	Registered Investment Company	**	5,016
Fidelity Canada Fund	Registered Investment Company	**	12,013
Fidelity Floating Rate High Income Fund	Registered Investment Company	**	12,828
Franklin Aggressive	Registered Investment Company	**	10,816
Gabelli Small Cap Growth FD	Registered Investment Company	**	6,144
Gabelli Utilities Fund CL AAA	Registered Investment Company	**	15,447
Harbor Capital Appr FD Investor CL	Registered Investment Company	**	8,582
Hartford Growth Opportunities FD	Registered Investment Company	**	11,122
ICON Energy FD	Registered Investment Company	**	4,927
Janus Twenty Fund	Registered Investment Company	**	12,433
Janus Worldwide Fund	Registered Investment Company	**	4,691
Jennison Mid Cap Growth FD CL A	Registered Investment Company	**	6,668
Loomis Sayles Bond Fund CL R	Registered Investment Company	**	10,616
Marsico Focus Fund	Registered Investment Company	**	21,643
Matthews Asian Growth & Income FD	Registered Investment Company	**	16,019
Matthews Dragon Century China FD CL I	Registered Investment Company	**	5,839

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
EIN: 52-1574808       PN: 001

		Description of Investment
		Including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
	Similar Party	Shares or Maturity Value	Cost	Value

	Mutual funds (continued):
	Merk Hard Currency Fund Inv Shares	Registered Investment Company	**	16,487
	NB Focus Fund	Registered Investment Company	**	7,054
	Neubrger Berman Midcap Growth FD Inv	Registered Investment Company	**	6,640
	Oakmark Fund	Registered Investment Company	**	51,397
	Old Mutual Large Cap Growth	Registered Investment Company	**	6,336
	Perkins Mid Cap Value Inv Shares	Registered Investment Company	**	8,361
*	Schwab S&P 500 Index Fund Inv Sh	Registered Investment Company	**	28,684
	Sextant Growth Fund	Registered Investment Company	**	6,796
	T Rowe Price New Era Fund	Registered Investment Company	**	2,128
	Templeton Growth Fund Class A	Registered Investment Company	**	13,950
	US Global Inv Global	Registered Investment Company	**	4,745
	Vanguard F-I SECS I-T US Treasury	Registered Investment Company	**	25,552
	Vanguard Inflation Protected SEC FD	Registered Investment Company	**	25,698
	1st Source Monogram Income Equity FD	Registered Investment Company	**	5,386

	Common collective trust funds:
*	Schwab Managed Retirement 2010 C1 II	Common Collective Trust Fund	**	347,247
*	Schwab Managed Retirement 2020 C1 II	Common Collective Trust Fund	**	1,467,797
*	Schwab Managed Retirement 2030 C1 II	Common Collective Trust Fund	**	2,506,590
*	Schwab Managed Retirement 2040 C1 II	Common Collective Trust Fund	**	817,857
*	Schwab Managed Retirement 2050 C1 II	Common Collective Trust Fund	**	117,611
*	Schwab Managed Retirement Income II	Common Collective Trust Fund	**	3,867
*	Schwab Stable Value Instl	Common Collective Trust Fund	**	2,150,867

	Common stock:
*	Medicis Pharmaceutical Corporation
	Class A Common Stock	Employer Securities	**	1,235,488

*	Participant loans	Interest rates ranging from 5.0% to 9.5%; various maturities	**	287,260

	Money market Stock Liquidity	Money Market	**	165

	Short-term investments:
*	Schwab Advisor Cash Reserves	Short-term investments	**	3,228
*	Schwab Money Market Fund	Short-term investments	**	297,064
*	Cash	Short-term investments	**	1,652

				$21,683,361

*	Party in interest as defined by ERISA

**	Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN (Full Title of the Plan)
Date: June 29, 2009	By:	/s/ RICHARD D. PETERSON
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)